EXHIBIT 99.1

111, Inc. Announces Second Quarter 2022 Unaudited Financial Results

SHANGHAI, August 25, 2022 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Key Results

•	Net revenues were RMB3.04 billion (US$453.4 million), representing an increase of 0.4% year-over-year.

•	Gross segment profit (1) increased by 42.6% year-over-year, with B2B segment profit increasing by 55.1% year-over-year.

•	Total operating expenses were RMB271.7 million (US$40.6 million), compared to RMB323.4 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased to 8.9% from 10.7% in the same quarter of last year, which reflected continuous improvement in our operation efficiency.

•	Non-GAAP loss from operations (2) was RMB52.8 million (US$7.9 million), compared to RMB147.9million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 1.7% from 4.9% in the same quarter of last year.

•	111 was appointed by the Shanghai government as a supply guarantee enterprise and managed to open a special green channel, which enabled our vehicle shipping supplies to Shanghai from our Kunshan fulfillment center on a daily basis. We worked diligently and leveraged our online and offline platform and smart supply chain to provide aids to pandemic-hit regions. We also launched free online consultation services, free prescription renewal services and other medical services to the public. We have provided free online services for customers in over 370 cities, and provided over 3,000 drugs covering more than 400 diseases.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “The second quarter had been very tough for our business due to Covid lockdowns in Shanghai and many other cities. Our head office in Shanghai had to be closed and our operation in 7 regional fulfillment centers had been significantly disrupted for 2 full months. Despite all the challenges, we have tried our best to work with local governments as well as logistics companies to fulfill our customer/patient orders as these medicines are badly needed. Our net revenue for second quarter increased by 0.4% year-over-year to RMB 3.04 billion, while our gross segment profit increased by 42.6% year-over-year. With Non-GAAP loss from operations being narrowed to 1.7% of net revenues, we believe that we are heading in the right path to profitability. We continued to solidfy our network and relationship with upstream and downstream partners.”

Mr. Liu added, “our overall gross segment margin(3) as a percentage of net revenues improved to 6.3% from 4.5% in the same quarter of last year. B2B segment profit grew by 55.1% year-over-year, and as a percentage of net revenues, B2B segment margin improved to 5.8% from 3.8% in the same quarter of last year. We also improved B2C segment margin to 22.5% from 20.2% in the same quarter of last year. The gross segment profit improvement was the results of all the efforts we have made to optimize our selection portfolio and competitive pricing. We contined to enhance our operation efficiency and total operating expenses as a percentage of net revenues decreased to 8.9% in this quarter from 10.7% in the same quarter of last year. We expect this momentum in improving operation efficiency to continue as we scale, putting us on a clear path to profitability. As a result, non-GAAP loss from operation as a percentage of net revenues decreased to 1.7% in this quarter from 4.9% in the same quarter of last year.”

“We have full confidence that we have the right strategy and right team to steadily expand our revenue and gross segment profit.”

(3)	Gross segment margin represents gross segment profit divided by net revenues.

Second Quarter 2022 Financial Results

Net revenues were RMB3.04 billion (US$453.43million), representing an increase of 0.4% from RMB3.02 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended June 30,
	2021	2022	YoY
B2B Net Revenue
Product	2,880,613	2,919,468	1.3%
Service	16,150	15,155	-6.2%

Sub-Total	2,896,763	2,934,623	1.3%

Cost of Products Sold(4)	2,787,871	2,765,701	-0.8%

Segment Profit	108,892	168,922	55.1%
Segment Profit %	3.8%	5.8%

	For the three months ended June 30,
	2021	2022	YoY
B2C Net Revenue
Product	122,351	95,879	-21.6%
Service	4,968	6,643	33.7%

Sub-Total	127,319	102,522	-19.5%

Cost of Products Sold[4]	101,635	79,477	-21.8%

Segment Profit	25,684	23,045	-10.3%
Segment Profit %	20.2%	22.5%

(4) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.1 billion (US$465.3 million), representing a decrease of 3.0% from RMB3.2 billion in the same quarter of last year.

•	Cost of products sold was RMB2.8 billion (US$424.8 million), representing a decrease of 1.5% from RMB2.9 billion in the same quarter of last year.

•	Fulfillment expenses were RMB87.9 million (US$13.1 million), representing an increase of 4.5% from RMB84.1 million in the same quarter of last year. Fulfillment expenses accounted for 2.9% of net revenues this quarter as compared to 2.8% in the same quarter of last year. The increase was mainly attributable to additional logistic costs incurred as a result of pandemic lockdown.

•	Selling and marketing expenses were RMB101.2 million (US$15.1 million), representing a decrease of 24.2% from RMB133.5 million in the same quarter of last year. We continued to leverage our sales automation tools to enhance the sales effectiveness and streamline the operation in the quarter. As a percentage of net revenues, selling and marketing expenses further reduced to 3.3% in the quarter from 4.4% in the same quarter of last year.

•	General and administrative expenses were RMB38.5 million (US$5.7 million), representing a decrease of 25.2% from RMB51.4 million in the same quarter of last year, which was attributable to our continuous optimization of supporting functions. As a percentage of net revenues, general and administrative expense decreased to 1.3% in the quarter from 1.7% in the same quarter of last year.

•	Technology expenses were RMB33.7 million (US$5.0 million), representing a decrease of 36.0% from RMB52.6 million in the same quarter of last year. As a percentage of net revenues, technology expenses accounted for 1.1% this quarter as compared to 1.7% in the same quarter of last year. We completed major tech development programs last year and believe that current spending reflected the appropriate amount of investment in technology.

Loss from operations was RMB79.8 million (US$11.9 million), compared to RMB188.8 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 2.6% in the quarter from 6.2% in the same quarter of last year.

Non-GAAP loss from operations was RMB52.8 million (US$7.9 million), compared to RMB147.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 1.7% in the quarter from 4.9% in same quarter of last year.

Net loss was RMB84.8 million (US$12.7 million), compared to RMB184.0 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 2.8% in the quarter from 6.1% in same quarter of last year.

Non-GAAP net loss (5) was RMB57.8 million (US$8.6 million), compared to RMB143.1 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 1.9% in the quarter from 4.7% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB95.3 million (US$14.2 million), compared to RMB159.0 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 3.1% in the quarter from 5.3% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (6) was RMB68.3 million (US$10.2 million), compared to RMB118.0 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 2.2% in the quarter from 3.9% in same quarter of last year.

(5) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the second quarter 2022 (which pertains to the Group’s obligation to redeem equity interests held by certain minority investors of a subsidiary of the Company), non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(6) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of June 30, 2022, the Company has cash and cash equivalents, restricted cash and short-term investments of RMB885.6 million (US$132.2million), compared to RMB943.2 million as of December 31, 2021.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, August 25, 2022 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Conference Topic: 111, Inc. Second Quarter 2022 Earnings Conference Call Registration Link:https://register.vevent.com/register/BIe34d5c00196d4d91902c11871b843104

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/pivog2g2

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq

Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	661,390	665,914	99,418
Restricted cash	99,282	14,783	2,207
Short-term investments	182,556	204,900	30,591
Accounts receivable, net	404,469	436,512	65,170
Notes Receivable	90,734	86,736	12,949
Inventories	1,121,107	1,223,597	182,678
Prepayments and other current assets	242,199	183,209	27,352
Total current assets	2,801,737	2,815,651	420,365
Property and equipment, net	80,254	69,680	10,403
Intangible assets, net	4,909	4,052	605
Long-term investments	3,000	2,000	299
Other non-current assets	22,086	20,671	3,086
Operating lease right-of-use asset	233,847	191,848	28,642
Total Assets	3,145,833	3,103,902	463,400

LIABILITIES AND EQUITY
Current Liabilities:
Short-term borrowings	259,658	258,796	38,637
Accounts payable	1,347,352	1,510,630	225,531
Accrued expense and other current liabilities	522,968	478,540	71,444
Total Current liabilities	2,129,978	2,247,966	335,612
Long-term operating lease liabilities	165,614	128,991	19,258
Other non-current liabilities	1,537	437	65
Total Liabilities	2,297,129	2,377,394	354,935

MEZZANINE EQUITY
Redeemable non-controlling interests	1,000,849	1,028,663	153,575

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	31	5
Ordinary shares Class B	25	25	4
Treasury shares	(40,859)	(40,859)	(6,100)
Additional paid-in capital	2,817,789	2,871,848	428,756
Accumulated deficit	(3,009,678)	(3,215,279)	(480,029)
Accumulated other comprehensive income	59,371	68,869	10,282
Total shareholders' deficit	(173,321)	(315,365)	(47,082)
Non-controlling interest	21,176	13,210	1,972
Total Deficit	(152,145)	(302,155)	(45,110)
Total liabilities, mezzanine equity and deficit	3,145,833	3,103,902	463,400

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	3,024,082	3,037,145	453,434	5,618,824	6,019,736	898,723
Operating Costs and expenses:
Cost of products sold	(2,889,506)	(2,845,178)	(424,774)	(5,368,478)	(5,635,234)	(841,318)
Fulfillment expenses	(84,144)	(87,908)	(13,124)	(150,399)	(182,441)	(27,238)
Selling and marketing expenses	(133,545)	(101,174)	(15,105)	(255,973)	(216,028)	(32,252)
General and administrative expenses	(51,429)	(38,493)	(5,747)	(103,566)	(86,488)	(12,912)
Technology expenses	(52,643)	(33,711)	(5,033)	(102,341)	(72,732)	(10,859)
Other operating expenses, net	(1,639)	(10,434)	(1,558)	(156)	(8,718)	(1,302)
Total Operating costs and expenses	(3,212,906)	(3,116,898)	(465,341)	(5,980,913)	(6,201,641)	(925,881)
Loss from operations	(188,824)	(79,753)	(11,907)	(362,089)	(181,905)	(27,158)
Interest income	3,071	1,421	212	6,186	3,464	517
Interest expense	(1,198)	(3,185)	(476)	(3,011)	(6,369)	(951)
Foreign exchange gain (loss)	1,297	(4,934)	(737)	786	(4,543)	(678)
Other Income, net	1,636	1,687	252	4,627	3,600	537
Loss before income taxes	(184,018)	(84,764)	(12,656)	(353,501)	(185,753)	(27,733)
Income tax expense	-	-	-	-	-	-
Net Loss	(184,018)	(84,764)	(12,656)	(353,501)	(185,753)	(27,733)
Net Loss attributable to non-controlling interest	8,238	3,489	521	15,751	7,966	1,189
Net Loss attributable to redeemable non-controlling interest	16,811	7,121	1,063	32,141	16,256	2,427
Adjustment attributable to redeemable non-controlling interest		(21,104)	(3,151)		(44,070)	(6,579)
Net Loss attributable to ordinary shareholders	(158,969)	(95,258)	(14,223)	(305,609)	(205,601)	(30,696)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	1,143	1,478	221	3,501	2,776	414
Realized gains of available-for-sale debt securities	(1,087)	(1,128)	(168)	(3,528)	(2,463)	(368)
Foreign currency translation adjustments	(3,223)	7,183	1,072	(1,518)	6,227	930
Comprehensive loss	(162,136)	(87,725)	(13,098)	(307,154)	(199,061)	(29,720)
Loss per ADS:
Basic and diluted	(1.92)	(1.14)	(0.18)	(3.68)	(2.48)	(0.36)
Weighted average number of shares used in computation of loss per share
Basic and diluted	165,812,925	166,595,078	166,595,078	165,701,059	166,463,376	166,463,376

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Net cash used in operating activities	(8,083)	(29,935)	(4,469)	(267,513)	(98,176)	(14,656)
Net cash provided by (used in) investing activities	31,087	(52,294)	(7,807)	116,585	(29,435)	(4,395)
Net cash provided by (used in) financing activities	72,238	6,394	954	(110,582)	41,672	6,221
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(2,712)	6,695	1,000	(1,518)	5,964	890
Net increase (decrease) in cash and cash equivalents, and restricted cash	92,530	(69,140)	(10,322)	(263,028)	(79,975)	(11,940)
Cash and cash equivalents, and restricted cash at the beginning of the period	962,976	749,837	111,947	1,318,534	760,672	113,565
Cash and cash equivalents, and restricted cash at the end of the period	1,055,506	680,697	101,625	1,055,506	680,697	101,625

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(188,824)	(79,753)	(11,907)	(362,089)	(181,905)	(27,158)
Add: Share-based compensation expenses	40,921	26,997	4,031	78,298	56,754	8,473
Non-GAAP loss from operations	(147,903)	(52,756)	(7,876)	(283,791)	(125,151)	(18,685)

Net Loss	(184,018)	(84,764)	(12,656)	(353,501)	(185,753)	(27,733)
Add: Share-based compensation expenses, net of tax	40,921	26,997	4,031	78,298	56,754	8,473
Non-GAAP net Loss	(143,097)	(57,767)	(8,625)	(275,203)	(128,999)	(19,260)

Net Loss attributable to ordinary shareholders	(158,969)	(95,258)	(14,223)	(305,609)	(205,601)	(30,696)
Add: Share-based compensation expenses, net of tax	40,921	26,997	4,031	78,298	56,754	8,473
Non-GAAP net Loss attributable to ordinary shareholders	(118,048)	(68,261)	(10,192)	(227,311)	(148,847)	(22,223)

Loss per ADS: Basic and diluted	(1.92)	(1.14)	(0.18)	(3.68)	(2.48)	(0.36)
Add: Share-based compensation expenses per ADS, net of tax	0.49	0.32	0.04	0.95	0.68	0.10
Non-GAAP Loss per ADS	(1.43)	(0.82)	(0.14)	(2.73)	(1.80)	(0.26)